082-34843

PALFINGER

75 YEARS 1932-2007

07028078

SUPPL

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2007
WASH. D.C.
186

09. November 2007

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our adhoc announcement of 08.November 2007 and our 3rd quarter-company report.
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

PALFINGER AG
Anton Graf
Investor Relations

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

dcw 11/19

PALFINGER

Adhoc - R E L E A S E

PALFINGER extends structures for further growth

- In the third quarter 2007 PALFLINGER once again reports record results
- Demand for all PALFINGER systems remains strong
- Investments in the increase of capacities and efficiency are continued
- Continued growth expected for 2008

EUR '000	Q1–Q3 2007	%	Q1–Q3 2006	Q1–Q3 2005
Revenue	504.6	+ 15.4%	437.2	386.0
EBITDA	84.0	+ 21.5%	69.1	60.8
EBIT	73.3	+ 23.8%	59.3	52.6
EBIT margin	14.5%	–	13.6%	13.6%
Consolidated net profit for the period	53.1	+ 27.0%	41.8	37.6

Bergheim, Salzburg, 8 November 2007

The PALFINGER Group continued to pursue its growth strategy during the first three quarters 2007. The uninterrupted strong demand for all systems, which resulted in a high order intake, supported PALFINGER in expanding its position in the market for loading, lifting, and handling solutions and in reporting record results once again.

Revenue rose to EUR 504.6 million, which is 15.4 percent above the figure of EUR 437.2 million for the same period of the previous year. EBIT rose by 23.8 percent to EUR 73.3 million, up from EUR 59.3 million in the same period of 2006. The EBIT margin amounted to 14.5 percent as compared to 13.6 percent in the previous year.

The operating cash flow increased from EUR 38.2 million in the same period of the previous year to EUR 49.0 million in the period under review. The high investment volume in 2007 resulted in a reduction of free cash flow from EUR 26.9 million in the first three quarters 2006 to EUR 3.7 million in the period under review. The equity ratio remained almost unchanged at a high level of 57.8 percent. The gearing ratio rose from 6.8 percent to 14.2 percent due to the comprehensive investment programme.

As the results for the fourth quarter 2007 will also show a clear improvement as compared to the same period in 2006, management again expects record revenues and earnings for the entire financial year 2007. PALFINGER assumes that the market environment will remain strong during 2008, which will be reflected in an increasing order intake and in a repeated growth in revenues and earnings.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - INFORMATION

PALFINGER baut Strukturen für weiteres Wachstum aus

- 3. Quartal 2007 zeigt neuerlich Rekordergebnisse
- Weiterhin starke Nachfrage nach allen PALFINGER Systemen
- Investitionen in Erhöhung der Kapazitäten und Effektivität werden fortgesetzt
- Weiteres Wachstum auch im Jahr 2008 erwartet

in Mio EUR	Q1–Q3 2007	%	Q1–Q3 2006	Q1–Q3 2005
Umsätze	504,6	+ 15,4 %	437,2	386,0
EBITDA	84,0	+ 21,5 %	69,1	60,8
Operatives Ergebnis (EBIT)	73,3	+ 23,8 %	59,3	52,6
EBIT Marge	14,5 %	–	13,6 %	13,6 %
Konzernergebnis	53,1	+ 27,0 %	41,8	37,6

Bergheim / Salzburg, am 8. November 2007

Die PALFINGER Gruppe konnte in den ersten drei Quartalen 2007 ihren Wachstumskurs fortsetzen. Die weiterhin starke Nachfrage nach allen Systemen und der damit verbundene hohe Auftragseingang unterstützten PALFINGER im Ausbau seiner Position am Markt für Lade-, Hebe- und Handlinglösungen und führten zu neuerlichen Rekordergebnissen.

Der Umsatz stieg auf 504,6 Mio EUR und lag somit um 15,4 Prozent über dem Vergleichswert des Vorjahres von 437,2 Mio EUR. Das EBIT erhöhte sich um 23,8 Prozent auf 73,3 Mio EUR nach 59,3 Mio EUR im Vergleichszeitraum 2006. Die EBIT Marge betrug 14,5 Prozent nach 13,6 Prozent im Vorjahr.

Der operative Cashflow stieg von 38,2 Mio EUR im Vergleichszeitraum des Vorjahres auf 49,0 Mio EUR im Berichtszeitraum. Das hohe Investitionsvolumen im Jahr 2007 führte zu einer Verringerung des Free Cashflow von 26,9 Mio EUR in den ersten drei Quartalen 2006 auf 3,7 Mio EUR im Berichtszeitraum. Die Eigenkapitalquote liegt mit 57,8 Prozent auf nahezu unverändert hohem Niveau. Die Gearing Ratio erhöhte sich jedoch bedingt durch das umfangreiche Investitionsprogramm von 6,8 Prozent auf 14,2 Prozent.

Die Ergebnisse des 4. Quartals 2007 werden gegenüber dem Vergleichsquartal 2006 ebenfalls eine deutliche Steigerung aufweisen, für das gesamte Geschäftsjahr 2007 erwartet das Management daher einen neuerlichen Umsatz- und Ergebnisrekord. Für das Jahr 2008 geht PALFINGER von einem weiterhin starken Marktumfeld aus, das sich in steigenden Auftragseingängen und damit neuerlichem Umsatz- und Ergebniswachstum widerspiegeln wird

Rückfragehinweis:
Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
lucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER:	9999999997-06-017860
CONFORMED SUBMISSION TYPE:	ARS
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	20051231
FILED AS OF DATE:	20060502
DATE AS OF CHANGE:	20060503
EFFECTIVENESS DATE:	20060502

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	PALFINGER AG
CENTRAL INDEX KEY:	0001310883
STANDARD INDUSTRIAL CLASSIFICATION:	UNKNOWN SIC - 8880 [8880]

FILING VALUES:

FORM TYPE:	ARS
SEC ACT:	1934 Act
SEC FILE NUMBER:	082-34843
FILM NUMBER:	06013025

BUSINESS ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

MAIL ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

It's all about value and growth.

Report on the First Three Quarters 2007



PALFINGER

EUR '000	Q1–Q3 2007	Q1–Q3 2006	Q1–Q3 2005	Q1–Q3 2004	Q1–Q3 2003
Income statement					
Revenue	504,608	437,174	386,008	293,000	246,780
EBITDA	84,020	69,137	60,849	38,114	29,642
EBITDA margin	16.7%	15.8%	15.8%	13.0%	12.0%
EBIT	73,348	59,270	52,581	29,491	21,204
EBIT margin	14.5%	13.6%	13.6%	10.1%	8.6%
Profit before tax	75,801	58,984	51,687	28,871	19,908
Consolidated net profit for the period	53,070	41,778	37,583	18,666	12,997
Balance sheet					
Total assets	479,619	398,896	371,044	300,878	277,704
Non-current operating assets	200,019	149,102	141,445	115,444	113,937
Net working capital [2]	116,620	94,271	97,852	64,855	63,141
Capital employed (as of the reporting date) [2]	316,639	243,373	239,297	180,299	177,078
Liabilities	202,335	170,946	181,109	150,665	143,016
Equity	277,284	227,950	189,936	150,213	134,688
Equity ratio	57.8%	57.1%	51.2%	49.9%	48.5%
Net debt	39,355	15,423	46,361	29,986	41,780
Gearing	14.2%	6.8%	24.4%	20.0%	31.0%
Cash flow and investment					
Cash flows from operating activities	49,012	38,166	20,661	19,616	25,946
Free cash flow	3,719	26,879	(6,414)	11,012	18,540
Investment in property, plant, and equipment	48,324	12,990	9,990	8,278	10,855
Depreciation and amortisation	10,672	9,867	8,268	8,623	8,438
Payroll					
Average annual payroll [3]	3,786	3,409	3,009	2,511	2,283

1) Reporting data of prior years were changed in the 2005 financial year in accordance with IFRS 3 adaptations.

2) The definitions used for the calculations of key indicators were modified according to internal reporting. Prior year comparable data were adapted.

3) Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the quarterly report.
The English translation of the PALFINGER report is for convenience. Only the German text is binding.

Economic Background

Global economy was highly dynamic during the first three quarters 2007, although from summer onwards it was marked by the US real estate crisis and turbulences in the financial markets linked to US subprime mortgages. The IMF changed its annual forecasts for 2007 only slightly to 5.2 percent. The emerging markets, headed by China, gave substantial impetus to the development of the global economy.

The economic situation in the US was surprisingly robust, even though there was declining activity in the construction and transport industries. The reduction of the federal funds rate to 4.75 percent in September was effective and thus the economic slump that had been feared was avoided. So far, the euro zone has exceeded expectations of slightly over 2 percent over the course of this year and the impact of the turbulences on the European real economy seems to be limited. Following a decline in July, the European economy recovered, thus confirming its stability. At 6.5 percent economic growth in Eastern Europe remained stronger than in the rest of Europe. The economy in Asia remained strongly influenced by the enormous growth rates in China and India. Latin America, first and foremost Brazil, also reported a strong economic development.

The US dollar continued to depreciate against the euro. At the end of September 2007 the exchange rate was 1.42. The Canadian dollar rose slightly to 1.42 against the euro in the third quarter 2007. The Chinese yuan weakened significantly to EUR 10.65, while the Brazilian real remained at a stable level of EUR 2.61 in the third quarter.

The resilience of the stock markets was proven by the fact that they quickly recovered after the cut in interest rates by the Federal Reserve. However, commodity markets were affected by the dynamics on the stock markets and by the week dollar. At the end of September the oil price rose to USD 78.45 per barrel Brent and no change in this trend is expected.

Performance of PALFINGER

In this strong economic environment, the PALFINGER Group continued to pursue its growth strategy during the first three quarters 2007. The continued strong demand for all systems, which resulted in a high order intake, supported PALFINGER in expanding its position in the market for lifting, loading, and handling solutions and in reporting record results once again. Sales revenue rose to EUR 504.6 million, which is 15.4 percent above the figure of EUR 437.2 million for the same period of the previous year. EBIT rose by 23.8 percent to EUR 73.3 million, up from EUR 59.3 million in the same period of 2006. The EBIT margin amounted to 14.5 percent as compared to 13.6 percent in the previous year.

The main contributors to this favourable development of revenues and earnings were the crane business in Europe and the high capacity utilisation in production areas. The markets on which PALFINGER is active remained strong, which benefited PALFINGER in Eastern Europe, in particular in Russia, as well as in Central and South America. This environment and the trend towards higher performance classes and fitting variants in Western Europe, along with the expansion of capacities, also enabled growth to continue.

Enormous demand resulted in a continued scarcity of capacities and a tight materials situation, which also impacted delivery periods. Although measures such as the deployment of additional suppliers are already effective, bottlenecks still occur. In this context, PALFINGER not only faced increases in material prices, but also higher contract-awarding costs in order to work to capacity.

These increases, amongst other things, were caused by a lack of flexibility in cases of machine failures and delays in putting machines into operation in the course of the expansion measures. Against the backdrop of the positive state of the economy, the increase in personnel capacities, in particular in Bulgaria and Slovenia, poses an additional challenge.

In 2006 PALFINGER started the largest investment programme in the history of the Company, which provides for investments in capacity expansion and in the further improvement of efficiency and quality in the total amount of around EUR 80 million by the end of 2008. A subsequent second extension programme for the years 2008 to 2010 was approved by the Supervisory Board in September in order to take into account the continuously growing global market demand and to shorten delivery times drastically in the future. By the end of the year 2007 the first measures will be reflected in a capacity increase of around 20 percent as compared to the same period in 2006, thus enabling a further increase in output.

In the first three quarters 2007 all segments contributed positively to the Group's results. In the segments knuckle boom cranes, EPSILON, as well as SERVICES and RAILWAY, results improved considerably as compared to the previous year. The HYDRAULIC SYSTEMS segment reported pleasingly positive tendencies during the period under review. Achieving a sustainable turnaround continues to remain a focus of the management in order to further improve the Group's results.



Development of revenue
Q1–3 2007
504,608
Q1–3 2006
437,174
Q1–3 2005
386,008
EUR '000
0
100,000
200,000
300,000
400,000
500,000
600,000

Taking a look at the individual quarters it shows that even in the third quarter, which is always the weakest quarter of the year, both revenues (Q1: EUR 162.4 million; Q2: EUR 178.2 million; Q3: EUR 164.0 million) and EBIT (Q1: EUR 24.0 million; Q2: EUR 27.0 million; Q3: EUR 22.4 million) increased as compared to the figures of the previous year.



Development of EBIT
Q1–3 2007
73,348
Q1–3 2006
59,270
Q1–3 2005
52,581
EUR '000
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000

Group Assets, Finances, and Earnings

The development of the PALFINGER Group's assets, finances, and earnings in the third quarter 2007 was characterised by continued sales growth and by the acquisition of PiR metal d.o.o., Croatia.

The good sales situation allowed for an increase in revenues by 15.4 percent to EUR 504.6 million (9/2006: EUR 437.2 million). The expansion of the production process that had become necessary due to the high order volume resulted in an increased inventory which, amongst other things, had a significant influence on the growth of the net working capital to EUR 116.6 million (9/2006: EUR 94.3 million).
At the reporting date, the capital employed came to EUR 316.6 million (9/2006: EUR 243.4 million; 12/2006: EUR 252.2 million) and reflected the investment and acquisition activities during the 2007 financial year.

Besides investments in property, plant, and equipment in the amount of EUR 48.3 million, which were primarily related to capacity increases and the replacement of the Company's own aeroplane, investments to increase the Company's shareholding in the Croatian supplier PiR metal d.o.o. were made during the third quarter 2007.

In spite of the rise in net working capital, the operating cash flow increased from EUR 38.2 million in the same period of the previous year to EUR 49.0 million in the period under review. This was mainly due to the positive development of results during the third quarter 2007. The high investment volume in 2007 resulted in a reduction of free cash flow from EUR 26.9 million in the first three quarters 2006 to EUR 3.7 million in the first three quarters 2007. The cash flow from financing activities amounting to EUR – 15.7 million (9/2006: EUR – 9.6 million) reflects the fact that capacity expansions were mainly financed from operating activities.

The equity ratio in the period under review remained almost unchanged at a high level of 57.8 percent (9/2006: 57.1 percent). The gearing ratio rose to 14.2 percent (9/2006: 6.8 percent; 12/2006: 4.2 percent) due to the comprehensive investment programme.

Risks and Uncertainties in the Fourth Quarter 2007

PALFINGER sees the most important risks to a continuation of the positive business development in the fourth quarter in the following matters: stabilisation of the value-creation chain, resources for capacity expansion, quality of the services provided, continuation of its turnaround projects, and exchange rate development.

Stabilisation of the Value-creation Chain

The performance in light of the capacity improvement, the simultaneous layout reorganisation and efficiency-increasing programmes involves increased demands on the flexibility and commitment of all parties involved in the process chain.

Resources for the Planned Capacity Expansion

The successful implementation of the planned growth in terms of revenues and earnings requires a sustainable development of the resources supply. Investment projects have to be implemented efficiently, materials have to be purchased in real-time and well-trained personnel has to be bonded to the Company. PALFINGER controls these issues via professional project management, supplier management systems, and future-oriented staff schemes.

Quality of the Services Provided

The vital factor of PALFINGER's success is the high quality of its products. It is essential for the quality level to keep up with the growth of the Group. For this reason, adequate structures have to be created to raise motivation and as an incentive to bond staff, both wage-earners and salaried employees, to the Company.

Continuation of Turnaround Projects

The continuation of turnaround projects is decisive for the Group's future superior development. PALFINGER attaches great importance to consistent implementation and control mechanisms at all milestones. The success achieved so far shows that the path chosen was right. Another risk is that strategic decisions may be delayed due to sudden changes in market conditions.

Exchange Rate Development

Given the international orientation of PALFINGER, the Company is exposed to an exchange rate risk that depends primarily on the development of the US dollar. Anticipating a sideways movement, PALFINGER has hedged part of the exposure expected in the future.

A Company-wide uniform risk management system that is continuously being developed guarantees that counter-measures are worked out and implemented and that opportunities can be used more efficiently. At the moment, no individual risks that might jeopardise the continued existence of the Company are identifiable.

Other Events

In August the Management Board adopted the strategic planning activities of the PALFINGER Group for the period up to the year 2011. As PALFINGER assumes that the continuous two-digit growth will be uninterrupted in the years to come, the Company intends to expand its global presence in the non-European areas even more and to continue to consistently make use of the opportunities in the Eastern European markets.

In September a suppliers' meeting was held in Lengau, Austria, which was attended by around 170 representatives of suppliers. On this occasion, the strategic goals of PALFINGER were discussed in order to get the suppliers, who are a vital factor for the success of PALFINGER, more involved in the Group's future development.

The first projects of the ongoing investment programme were completed in the third quarter 2007. At the Austrian production site in Lengau, the new hexagonal tube production plant started operations, which will not only contribute to a further improvement of quality but also increase efficiency in the production process. In Tenevo, Bulgaria, the enlargement of the factory workshop has been completed and the remaining plant expansion project is in full swing.

In August a distribution joint venture agreement was entered into with one of the leading automobile trading companies in India, Western Auto L.L.C. Dubai. PALFINGER will hold an interest of 26 percent in the jointly owned company. This investment serves the purpose of creating, at an early point in time, a foundation for successfully positioning PALFINGER in this dynamic growth market.

The complete takeover of the Croatian supplier PiR metal d.o.o. was carried out successfully on 19 September. This acquisition will contribute to further optimising the value-creation chain in the area of production.

In the September meeting of the Supervisory Board Martin Zehnder was appointed to the Management Board as the designated COO. Starting from 1 January 2008 he will take over responsibility for the entire production area from Wolfgang Anzengruber. In addition to his current responsibilities, Anzengruber will be in charge of the finance department as Eduard Schreiner will retire from the Company in the beginning of 2008.

In the course of investor relations services during the first three quarters, PALFINGER organised numerous road shows and attended investors' meetings. Although the difficult summer months left their mark, investor interest remained strong. In October PALFINGER was awarded first place for its outstanding investor relations work in the small cap ranking of the Gewinn publishing house.

Performance by Region

EUROPE and the REST of the WORLD

Europe remains the solid foundation of the Group's continuous growth in revenues and earnings. Germany, France, and Scandinavia continue to be strong, and in the period under review very high growth rates were recorded in Eastern Europe, in particular in Russia, as well as in Australia, New Zealand, and South Africa. The positive development in these countries is due in particular to the CRANES and EPSILON products.

In Asia the local market strategy pursued from the area headquarters in Singapore is advancing. Management is focusing on further expanding the dealer and service network in this area. After having established a distribution joint venture in India, the next steps are being planned in China and in other Southeast-Asian countries. The first hook loaders left the assembly plant in Shenzhen, China, during the first quarter 2007, but output there is still at a low level.

Revenue in the segment EUROPE and the REST of the WORLD rose by 17.3 percent, from EUR 381.3 million to EUR 447.4 million, while EBIT increased by 22.7 percent, from EUR 57.9 million to EUR 71.0 million.

NORTH and SOUTH AMERICA

In North America investments to increase assembly capacities were stepped up. The continued weak exchange rate of the US dollar underlines the strategic significance of localisation in purchasing and assembly. In the CRANES segment, PALFINGER succeeded in increasing its order intake in Canada and even more so in Mexico. However, the bigger US-American market suffered a significant decline as a consequence of turbulences in the real estate market. In the CRAYLER business, the market decline during the current year makes the planned intensification of the market strategy difficult.

In South America the projects initiated in 2006 at all stages of the value-creation chain with the aim to achieve a significant increase in output showed first results in the third quarter. In addition, the stabilisation of the process chain was a focus of attention.

Revenue in the NORTH and SOUTH AMERICA segment rose only slightly from EUR 55.9 million to EUR 57.2 million, while EBIT came to EUR 2.3 million, up from EUR 1.4 million in the same period of the previous year, thus reflecting the noticeable increase in profitability.

Performance by Product Group

CRANES

The CRANES segment was characterised by excellent market development, in particular in Europe, which is reflected in the uninterrupted rise in order volume. Due to this growth, it was not possible for PALFINGER to shorten delivery times in the course of 2007 as compared to the beginning of the year despite the fact that capacity and productivity increased.

The definite trend towards higher performance classes and higher quality fittings in the case of replacement investments continued in the area of knuckle boom cranes. Due to process inefficiencies in the course of the expansion of capacities, this development is, for the time being, only partly reflected in an improvement of the EBIT margin.

In the area of telescopic cranes for the South-American market, the first PALFINGER SENNEBOGEN products received a promising market response. In the second half of 2007 the focus has been on additional cost-optimisation programmes and on a sustainable improvement of output figures.

The EPSILON business also benefited from the favourable market conditions. This was reflected in the exceedingly high number of new orders particularly in Austria, Germany, France, and Great Britain in the traditional on-road area. The fairly young off-road business achieved its first sales successes in the first three quarters 2007. The strong demand and the tight materials supply also led to longer delivery times in the EPSILON division.

Revenue of the CRANES segment stepped up by 19.2 percent in the first three quarters 2007, from EUR 308.9 million to EUR 368.2 million. EBIT increased by 15.6 percent, from EUR 62.9 million to EUR 72.7 million.

HYDRAULIC SYSTEMS and SERVICES

In the HYDRAULIC SYSTEMS and SERVICES segment revenue rose from EUR 128.3 million to EUR 136.4 million, corresponding to an increase of 6.3 percent. The EBIT of EUR 0.6 million during the first three quarters 2007 was the best result ever achieved in this segment so far.

The PALIFT division managed to consistently stabilise and/or increase output and quality in the current year. Measures aimed at increasing efficiency proved successful from the second quarter 2007 onwards. Sustainable turnaround has been achieved on the basis of the strong European market. After the successful development of assembly services in China, the development of a local suppliers' network is now being pushed in order to be able to efficiently utilise the potential of the Asian market.

The development of TAIL LIFT products in the first nine months of 2007 proved to be difficult. After an increase in order intake at RATCLIFF due to annual framework agreements in the first quarter 2007, this development did not continue in the second and third quarters. In addition, there has been a shift in the product mix towards lighter classes recently, and adequate measures will be taken to counteract this shift. The tense situation in the performance of the PALGATE continental European tail lift continued.

The RAILWAY business was characterised by the positive performance of the European railway market. During the period under review existing orders were executed successfully and new projects were initiated. This led to a significant increase in revenue as well as a pleasing EBIT development.

The order intake in the CRAYLER product area in Europe was satisfactory, mainly because of the strong market position in Germany. In North America, however, efforts were hampered by the decline of the market caused by the US real estate crisis. One of the factors why earnings still improved was that the relocation of assembly facilities was completed in the first half 2007. Measures to step up local purchasing and on-site developments are also expected to have a positive impact on the results in the months to come.

In the BISON division there was a continuation of the current investment programme, and output figures increased. This, in combination with the stabilisation of materials supply and assembly optimisation due to process improvements, contributed to a significant increase in earnings. Starting from the second quarter 2007 BISON also reported a positive order intake – partly thanks to the favourable economic environment in Germany. The planned serial production of the new TA series, which will enable the implementation of efficiency-increasing potentials at all stages of the value-creation chain, will not start before 2008 as numerous tests must first be carried out.

The SERVICES segment is marked by the constant expansion of PALFINGER's dealer and service network. Sales revenue and earnings continued to increase during the first three quarters 2007. The product-oriented services organisation has already been implemented in Europe and more training capacities have been created. In North and South America the further expansion of the service network for the entire region was continued and an exchange of experience intensified.

Outlook

As the results for the fourth quarter 2007 will also show a clear improvement as compared to the same period in 2006, management again expects record revenues and earnings for the entire financial year 2007.

The development during the 2008 financial year will be strongly characterised by the implementation of capacity-increasing measures and the simultaneous safeguarding and improvement of quality. Another priority will be to ensure availability of the necessary resources. To this end, a stable materials supply must be guaranteed, bearing in mind that additional increases in material prices, in particular for raw materials, are to be expected in the coming months. Furthermore, the availability of skilled labour at production sites will remain an essential challenge to a necessary increase in output. In this connection, PALFINGER is developing special staff bonding programmes in order to secure existing capacities in the long run and, as an attractive employer, to recruit additional personnel.

Management assumes that the market environment will remain strong during 2008, which will be reflected in an increasing order intake and in a further growth in revenues and earnings.

Consolidated Balance Sheet as of 30 September 2007

EUR '000	Note	30 Sep 2007	31 Dec 2006	30 Sep 2006
ASSETS				
Non-current assets				
Property, plant, and equipment	1	139,146	98,130	95,854
Intangible assets		33,639	31,420	31,767
Investments in associated companies	2	11,021	8,054	8,951
Deferred tax assets		14,355	14,043	10,340
Other non-current assets		2,608	2,942	3,365
		200,769	**154,589**	**150,277**
Current assets				
Inventories	3	146,802	114,249	108,253
Receivables and other current assets	4	109,358	104,004	117,094
Current tax receivables		7,418	5,988	6,860
Cash and cash equivalents		15,272	30,536	16,412
		278,850	**254,777**	**248,619**
Total assets		**479,619**	**409,366**	**398,896**
EQUITY AND LIABILITIES				
Equity				
Share capital[1]		37,135	18,568	18,568
Additional paid in capital[1]		35,190	53,757	53,757
Retained earnings		203,773	171,034	152,808
Revaluation reserve		(54)	0	0
IAS 39 reserves		719	776	18
Foreign currency translation reserve		(3,867)	(6,053)	(5,210)
		272,896	**238,082**	**219,941**
Minority interests	5	4,388	3,882	8,009
		277,284	**241,964**	**227,950**
Non-current liabilities				
Non-current financial liabilities		37,769	31,566	32,637
Non-current provisions		15,354	15,426	15,604
Deferred tax liabilities		3,710	259	85
Other non-current liabilities		1,591	4,174	4,481
		58,424	**51,425**	**52,807**
Current liabilities				
Current financial liabilities		17,621	15,241	13,364
Current provisions[2]	6	15,525	16,402	17,058
Current tax liabilities[2]	6	12,186	8,133	11,686
Other current liabilities[2]	6	98,579	76,201	76,031
		143,911	**115,977**	**118,139**
Total equity and liabilities		**479,619**	**409,366**	**398,896**

1) Capital increase – see Consolidated Statement of Changes in Equity
2) Adaptation of prior year comparable data

Consolidated Income Statement

EUR '000	Note	July–Sep 2007	July–Sep 2006	Jan–Sep 2007	Jan–Sep 2006
Revenue	7	**164,016**	**148,170**	**504,608**	**437,174**
Changes in inventories		6,028	(1,502)	17,350	10,722
Own work capitalised		17	24	53	91
Other operating income		2,254	1,952	6,067	6,538
Materials and services		(91,179)	(77,079)	(276,443)	(238,051)
Staff costs		(33,276)	(28,442)	(101,636)	(89,308)
Depreciation and amortisation expenses		(3,689)	(3,105)	(10,672)	(9,867)
Other operating expenses		(21,816)	(19,763)	(65,979)	(58,029)
Earnings before interest and taxes (EBIT)		**22,355**	**20,255**	**73,348**	**59,270**
Income from associated companies		742	753	4,811	2,329
Interest and other financial expenses		(407)	(1,049)	(2,358)	(2,615)
Net financial result		**335**	**(296)**	**2,453**	**(286)**
Profit before tax		**22,690**	**19,959**	**75,801**	**58,984**
Income tax expense		**(7,863)**	**(5,879)**	**(19,859)**	**(14,697)**
Profit for the period		**14,827**	**14,080**	**55,942**	**44,287**
attributable to					
Minority interests		**992**	**752**	**2,872**	**2,509**
Shareholders of PALFINGER AG (consolidated net profit for the period)		**13,835**	**13,328**	**53,070**	**41,778**

Earnings per share in EUR

Earnings per share (undiluted and diluted)	1.50	1.18 [1]
Average number of outstanding shares (undiluted and diluted)	35,316,304	35,288,668 [1]

1) Comparable data was adapted acc. to the stock split

Consolidated Cash Flow Statement

EUR '000	Jan–Sep 2007	Jan–Sep 2006
Profit before tax	**75,801**	**58,984**
Cash flows from operating activities	49,012	38,166
Cash flows to investing activities	(48,529)	(13,703)
Free cash flow	3,719	26,879
Cash flow to financing activities	(15,747)	(9,605)
Decrease/increase in funds	**(15,264)**	**14,858**
Funds		
Cash and cash equivalents at beginning of period	30,536	1,554
Cash and cash equivalents at end of period	15,272	16,412
Decrease/increase in funds	**(15,264)**	**14,858**

Consolidated Statement of Changes in Equity

The Annual General Meeting of 28 March 2007 resolved on a profit distribution in the amount of EUR 19,409,000 from the earnings 2006. This corresponds to a dividend of EUR 2.20 (previous year: EUR 1.80) per share prior to the stock split.

The issued share capital of PALFINGER AG was increased by EUR 18,567,500 from previously EUR 18,567,500 to EUR 37,135,000 by means of a conversion of the corresponding partial amount of the appropriated capital reserves recorded in the financial statements as of 31 December 2006 pursuant to the provisions of the Austrian Act on Capital Adjustments (Kapitalberichtigungsgesetz). According to the resolution passed at the Annual General Meeting of 28 March 2007 no additional no-par-value bearer shares were issued.

As of 29 June 2007 the four-for-one stock split resolved upon at the Annual General Meeting of 28 March 2007 was implemented, resulting in an increase in no-par-value shares from previously 9,283,750 to 37,135,000.

Consolidated Statement of Changes in Equity

EUR '000	Share capital	Additional paid in capital	Retained earnings
			Equity attributable to the
At 1 Jan 2006	**18,568**	**53,757**	**126,647**
Total recognised income and expense for the period			
Income and expense directly recognised in equity			
Valuation gains/(losses) from Cash Flow Hedges	0	0	0
Stock options as per IFRS 2	0	0	102
Actuarial gains/(losses) acc. to IAS 19	0	0	203
	0	**0**	**305**
Profit for the period	**0**	**0**	**56,603**
	0	**0**	**56,908**
Transactions with shareholders			
Dividends	0	0	(15,862)
Other changes	0	0	3,341
	0	**0**	**(12,521)**
At 31 Dec 2006	**18,568**	**53,757**	**171,034**
At 1 Jan 2007	**18,568**	**53,757**	**171,034**
Total recognised income and expense for the period			
Income and expenses directly recognised in equity			
Valuation gains/(losses) from Cash Flow Hedges	0	0	0
Stock options as per IFRS 2	0	0	(80)
Other changes	0	0	0
	0	**0**	**(80)**
Profit for the period	**0**	**0**	**53,070**
	0	**0**	**52,990**
Transactions with shareholders			
Dividends	0	0	(19,409)
Capital increase	18,567	(18,567)	0
Other changes	0	0	(842)
	18,567	**(18,567)**	**(20,251)**
At 30 Sep 2007	**37,135**	**35,190**	**203,773**

shareholders of PALFINGER AG				Minority interests	Equity
Revaluation reserve	IAS 39 reserves	Foreign currency translation reserve	Total		
0	**(1,955)**	**(4,495)**	**192,522**	**5,477**	**197,999**
0	2,731	0	**2,731**	0	2,731
0	0	0	**102**	0	102
0	0	0	**203**	0	203
0	**2,731**	**0**	**3,036**	**0**	**3,036**
0	**0**	**0**	**56,603**	**3,076**	**59,679**
0	**2,731**	**0**	**59,639**	**3,076**	**62,715**
0	0	0	**(15,862)**	(2,800)	(18,662)
0	0	(1,558)	**1,783**	(1,871)	(88)
0	**0**	**(1,558)**	**(14,079)**	**(4,671)**	**(18,750)**
0	**776**	**(6,053)**	**238,082**	**3,882**	**241,964**
0	**776**	**(6,053)**	**238,082**	**3,882**	**241,964**
0	(57)	0	**(57)**	0	(57)
0	0	0	**(80)**	0	(80)
(54)	0	0	**(54)**	0	(54)
(54)	**(57)**	**0**	**(191)**	**0**	**(191)**
0	**0**	**0**	**53,070**	**2,872**	**55,942**
(54)	**(57)**	**0**	**52,879**	**2,872**	**55,751**
0	0	0	**(19,409)**	(2,275)	(21,684)
0	0	0	**0**	0	0
0	0	2,186	**1,344**	(91)	1,253
0	**0**	**2,186**	**(18,065)**	**(2,366)**	**(20,431)**
(54)	**719**	**(3,867)**	**272,896**	**4,388**	**277,284**

Segment Reporting

EUR '000	EUROPE / REST of the WORLD		NORTH / SOUTH AMERICA	
Primary segmentation	**Q1–Q3 2007**	**Q1–Q3 2006**	**Q1–Q3 2007**	**Q1–Q3 2006**
Revenue	447,441	381,302	57,167	55,872
EBIT	71,049	57,892	2,299	1,378

EUR '000	CRANES		HYDRAULIC SYSTEMS / SERVICES	
Secondary segmentation	**Q1–Q3 2007**	**Q1–Q3 2006**	**Q1–Q3 2007**	**Q1–Q3 2006**
Revenue	368,244	308,901	136,364	128,273
EBIT	72,744	62,948	604	(3,678)

Notes to the Interim Consolidated Financial Statements

General
PALFINGER AG is a public listed company headquartered in Bergheim / Salzburg, Austria, whose main business activity is the production of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

Reporting Bases
In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2006 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 30 September 2007, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2006 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna.

Changes in Accounting and Valuation Methods
In the consolidated balance sheet, the accruals for current obligations to employees were reclassified from current provisions to other current liabilities. The comparable data from the previous year were also adapted to this new structure. This change in reporting did not have any affect on earnings and did not change equity in the comparison periods. The presentation was changed for the sake of providing comprehensible and clear information.

Scope of Consolidation
The number of companies included in the interim consolidated financial statements has changed since the last balance sheet date as a consequence of the merger of Palfinger Industrieanlagen GmbH into PALFINGER AG and the acquisition of PiR metal d.o.o.

By means of the Merger Agreement of 14 May 2007, Palfinger Industrieanlagen GmbH was merged into PALFINGER AG as the absorbing company with retroactive effect as of 31 December 2006 for the sake of simplifying internal structures. Palfinger Consult AG was compensated for its 5-%-minority interest in Palfinger Industrieanlagen GmbH by being granted shares of PALFINGER AG of corresponding value. The merger was registered in the Register of Companies on 25 July 2007.

As per 19 September 2007 the take-over of the remaining 80 percent of the Croatian supplier PiR metal d.o.o. was finalised. The PALFINGER Group had held an interest of 20 percent in PiR metal d.o.o. since 2001. The steel component manufacturer that currently employs a staff of 95 and generates revenues of around EUR 5 million will contribute to a further optimisation of the value-creation chain at PALFINGER.

At the time of acquisition, the carrying values were reconciliated with the estimated fair values for PiR metal d.o.o. as follows:

EUR '000	Carrying amount	Fair value adjustments	Fair value
Non-current assets			
Property, plant, and equipment	2,098	(64)	2,034
Intangible assets	343	(336)	7
Deferred tax assets	0	129	129
Other non-current assets	2	0	2
	2,443	**(271)**	**2,172**
Current assets			
Inventories	828	0	828
Receivables and other current assets	797	0	797
Cash and cash equivalents	107	0	107
	1,732	**0**	**1,732**
Non-current liabilities			
Non-current financial liabilities	(188)	0	(188)
	(188)	**0**	**(188)**
Current liabilities			
Current financial liabilities	(781)	0	(781)
Current provisions	(18)	0	(18)
Current tax liabilities	(45)	0	(45)
Other current liabilities	(1,892)	0	(1,892)
	(2,736)	**0**	**(2,736)**
Net assets (100%)	1,251	(271)	980
Net assets acquired (80%)	**1,000**	**(216)**	**784**

Purchase price allocation

EUR '000	30 Sep 2007
Purchase price	1,780
Direct costs relating to the acquisition	95
Total purchase price	**1,875**
less net assets acquired	(784)
Goodwill	**1,091**

The goodwill accrued in the course of the acquisition basically reflects the value of the expected synergies for value creation in the CRANES segment due to the fact that staff has been taken over.

Goodwill was calculated on the basis of the estimated fair values at the time of acquisition. As the fairness opinions have not yet been completed, it is possible that the fair values and consequently also the goodwill in the consolidated financial statements for 2007 might still change.

Since the time of acquisition, PiR metal d.o.o. has been contributing revenues in the amount of EUR 225,000 to the consolidated revenues and EUR – 9,000 to PALFINGER's consolidated net profit for the period. If the transaction had been made with effect as of 1 January 2007, the consolidated net profit for the period of PALFINGER AG would have been as follows:

EUR '000	30 Sep 2007 stated	30 Sep 2007 pro-forma
Revenue	504,608	505,608
Consolidated net profit for the period	53,070	53,130
Earnings per share (EUR)	1.50	1.50

Net cash outflow for acquisition

EUR '000	30 Sep 2007
Total purchase price	(1,875)
Liabilities for direct costs relating to the acquisition	40
Cash and cash equivalents	107
Net cash outflow for acquisition	**(1,728)**

Notes to the Consolidated Balance Sheet

(1) Property, Plant, and Equipment
Investments into property, plant, and equipment included primarily capacity-expanding investments and the capitalisation in connection with the financing lease for the Company's aeroplane required according to IAS 17.

The initial consolidation of PiR metal d.o.o. impacted property, plant, and equipment with around EUR 2 million. In addition, subsequent acquisition costs in the amount of EUR 3,323,000 for acquisitions made in previous years were capitalised.

(2) Investments in Associated Companies

EUR '000	Jan–Sep 2007	Jan–Dec 2006
At 1 Jan	**8,054**	**7,921**
Additions	0	70
Proportional results for the period	4,811	2,106
Dividends	(1,564)	(2,043)
Foreign currency translation differences	(31)	0
Change in consolidation	(249)	0
At 30 Sep / 31 Dec	**11,021**	**8,054**

(3) Inventories

EUR '000	30 Sep 2007	31 Dec 2006
Materials and production supplies	58,238	42,035
Work in progress	24,636	20,294
Finished goods	63,677	50,616
Prepayments	251	1,304
Total	**146,802**	**114,249**

(4) Receivables and Other Current Assets

EUR '000	30 Sep 2007	31 Dec 2006
Trade receivables	98,188	89,987
Receivables from associated companies	5,177	2,730
Other receivables and assets	4,648	5,405
Prepaid expenses	1,332	873
Securities	13	5,009
Total	**109,358**	**104,004**

(5) Minority Interests

EUR '000	in %	30 Sep 2007	31 Dec 2006
Palfinger Industrieanlagen GmbH, Bergheim / Salzburg, A until 31 Dec 2006	5.00%	0	96
Palfinger Europe GmbH, Bergheim / Salzburg, A	0.03%	53	29
EPSILON Kran GmbH, Bergheim / Salzburg, A	35.00%	4,261	3,687
Madal Palfinger S.A., Caxias do Sul, BRA	1.00%	74	70
Total		**4,388**	**3,882**

(6) Other Current Liabilities
As a consequence of the reclassification of the accruals for current obligations to employees from other current provisions to other current liabilities the consolidated balance sheet values as of 31 December 2006 changed as follows:

EUR '000	31 Dec 2006	Adjustment	31 Dec 2006 adjusted
Current provisions	32,532	(16,130)	16,402
Current tax liabilities	0	8,133	8,133
Other current liabilities	68,204	7,997	76,201

EUR '000	30 Sep 2007	31 Dec 2006
Trade payables	66,774	51,253
Liabilities to associated companies	0	6
Prepaid orders	3,023	2,047
Liabilities on accepted bills of exchange	1,228	598
Other liabilities	27,503	21,806
Deferred income	51	491
Total	**98,579**	**76,201**

Notes to the Consolidated Income Statement

(7) Revenue and Seasonal Differences
Seasonal fluctuations in the revenues of PALFINGER AG occur due to the company holiday in the third quarter and the shutdown during the Christmas break in the fourth quarter.

Contingent Assets and Liabilities
There were no contingent assets as of 30 September 2007. The contingent liabilities have not changed considerably as compared to 31 December 2006. For further information reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

Related Parties
No significant changes as compared to 31 December 2006 have occurred regarding relationships with related parties. Transactions with related parties were made at arm's length. For further information on individual business relationships reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

Subsequent Events
There have been no material post-reporting period events which would require disclosure.

Introduction
We have reviewed the attached quarterly consolidated financial statements of PALFINGER AG, Salzburg, Austria, for the period from 1 January 2007 to 30 September 2007. The consolidated financial statements are composed of the quarterly consolidated balance sheet as of 30 September 2007, the quarterly consolidated income statement, the consolidated statement on changes in equity, and the consolidated cash flow statement for the period from 1 January 2007 to 30 September 2007 as well as of a summary of the material accounting and valuation methods used and other notes.

The preparation of these quarterly consolidated financial statements is the responsibility of the Company's statutory representatives. They are also responsible for ensuring that the quarterly consolidated financial statements fairly present the position of the Company as regards its assets, finances, and earnings in accordance with the International Financial Reporting Standards (IFRS) as they are to be applied in the EU.

Our responsibility is to issue a summary assessment on these quarterly consolidated financial statements based on our review.

Scope of the Review
We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial statements comprises interrogations, primarily of persons responsible for the entity's finances and accounting, as well as analytical assessments and other investigations. As a review is much more limited in scope than an audit and also provides less evidence than an audit, we do not have the assurance, comparable to that of an audit, that all material facts are known to us. For this reason, we do not express an audit opinion.

Result of the Review
In the course of the performance of our review, nothing has come to our attention that causes us to believe that the attached quarterly consolidated financial statements do not fairly present the position of the Group as regards its assets and finances as of 30 September 2007 and the Group's earnings and cash flows during the period from 1 January 2007 to 30 September 2007 in conformity with the International Financial Reporting Standards as they are to be applied in the EU.

Note Regarding the Quarterly Consolidated Management Report

We have read the quarterly consolidated management report and reviewed it for obvious contradictions to the quarterly consolidated financial statements. In our opinion, the quarterly consolidated management report does not contain any obvious contradictions to the quarterly financial statements.

Vienna, 19 October 2007

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer m.p.
Chartered Accountant

Shareholder Information

Q1–Q3 2007

	after 4-for-1 stock split	before 4-for-1 stock split
International Securities Identification Number (ISIN)	AT0000758305	AT0000758305
Number of shares issued	37,135,000	9,283,750
Number of own shares	1,805,000	451,250
Price as of 28 September 2007	EUR 30.75	EUR 123.00
Earnings per share	EUR 1.50	EUR 6.00
Market capitalisation as of 28 September 2007 (excl. own shares)	EUR 1,086,398,000	EUR 1,086,398,000

PALFINGER AG Share Price



200%
180%
160%
140%
120%
EUR 37.43
2 January 2007
30 March 2007
29 June 2007
28 September 2007
30 October 2007
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 662 4684 ext. 2260, Fax +43 662 4684 ext. 2280
h.roither@palfinger.com, www.palfinger.com

Financial Calendar

26 February 2008	Balance sheet press conference
26 March 2008	Annual General Meeting
6 May 2008	Publication of results for the first quarter 2008
6 August 2008	Publication of results for the first half 2008
5 November 2008	Publication of results for the first three quarters 2008

END

PALFINGER

PALFINGER AG · Franz-Wolfram-Scherer-Strasse 24 · 5101 Bergheim / Salzburg, Austria · www.palfinger.com